SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)


Walter Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

93317Q105000
(CUSIP Number)

December 31, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


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CUSIP No.
93317Q105000

1)  Names of Reporting Person
    Lehman Brothers Holdings Inc.
    S.S. or I.R.S. Identification No. of Above Person
    13-3216325

2)  Check the Appropriate box if a Member of a Group

(a)  (   )
(b)  (   )


3)  SEC Use Only

4)  Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5)  Sole Voting Power
    2,849,321

6)  Shared Voting Power
    -0-

7)  Sole Dispositive Power
    2,849,321

8)  Shared Dispositive Power
    -0-

9)  Aggregate Amount Beneficially Owned by Each Reporting Person
    2,849,321

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (---)

11) Percent of Class Represented by Amount in Row 9
    6.0%

12) Type of Reporting Person
    HC

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Item 1(a).  Name of Issuer: Walter Industries, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            1500 North Dale Mabry
            Tampa, FL 33607

Item 2(a).  Name of Person Filing:
            Lehman Brothers Holdings Inc.

Item 2(b).  Address of Principal Business Office:
            3 World Financial Center
            New York, NY  10285

Item 2(c).  Citizenship or Place of Organization:
            Delaware

Item 2(d).  Title of Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number:
            93317Q105000

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)      [ ] A broker or dealer under Section 15 of the 1934 Act
(b)      [ ] A bank as defined in Section 3(a)(6) of the 1934 Act
(c)      [ ] An insurance company as defined in Section 3(a)(19) of the
             1934 Act
(d)      [ ] An investment company registered under Section 8 of the
             Investment Company Act of 1940
(e)      [ ] An investment advisor in accordance with Rule 13d-
             1(b)(1)(ii)(E)
(f)      [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)      [x] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)      [ ] A savings association as defined in Section 3(b) of the
             Federal Deposit Insurance Act
(i)      [ ] A church plan that is excluded from the definition of
             investment company under Section 3(c)(14)Of the Investment Company Act of 1940
(j)      [ ] A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.     Ownership

(a) Amount Beneficially Owned
    See Item 9 of cover page

(b) Percent of Class:
    See Item 11 of cover page

(c) Number of shares as to which the person has:
    (i)  sole power to vote or to direct the vote
    (ii) shared power to vote or to direct the vote
    (iii)sole power to dispose or to direct the disposition
    (iv) shared power to dispose or to direct the disposition

    See Items 5-8 of cover page

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Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

          The relevant subsidiary is Lehman Brothers Inc., a Broker/Dealer registered under Section 15 of the 1934 Act.


Item 8.   Identification and Classification of Members of the Group
          Not Applicable.


Item 9.   Notice of Dissolution of Group
          Not Applicable.

Item 10.  Certification

[x] By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[ ] By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: December 31, 2000


LEHMAN BROTHERS HOLDINGS INC.


By:  /s/ Oliver Budde
    -------------------
Name:  Oliver Budde
Title: Vice President